UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                                                  SEC File Number
                                                          0-18995
                                                     Cusip Number
                                                        458744109
(Check One)    [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
               [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Period Ended:___________________

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION (Official Text)

Full Name of Registrant:
     Interline Resources Corporation

Former Name if Applicable
     N/A

Address of Principal Executive Office (Street and Number)
     160 W. Canyon Crest Rd.

City, State and Zip Code
     Alpine, UT  84004

PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report or semi-annual report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be files within the prescribed time period.

Company representatives were unable to assemble the materials necessary for a complete filing in a timely manner.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Holland        801-756-3031

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s)
                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report of portion thereof?
                              [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has sold significant assets. This quarter's report will be presenting discontinued operations, and the presentations may be somewhat dissimilar in form from what was previously presented.

     In addition, the Company has been involved in litigation regarding the payment of approximately $2.3 million for the interest of a used oil refinery and regarding a petition filed by two parties for involuntary bankruptcy under Chapter 7 of the federal bankruptcy laws. The Company's officers have been involved in the litigation and have not been able to complete the quarter's results in an accurate and timely manner.

                 INTERLINE RESOURCES CORPORATION
      ____________________________________________________
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 1997                   By: /s/ Mark W. Holland
                                   Mark Holland
                                   Chief Financial Officer